Westchester Capital
MANAGEMENT



THE MERGER FUND VL

A Westchester Capital Fund

CUSIP	Ticker Symbol
589512102	MERVX

June | 2020

Before You Invest

The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. References to other investments/products should not be considered an offer of these securities. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund's holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund VL's performance. Investors cannot directly invest in the indices.

Westchester Capital Management

Trusted Advisor

$3.9 billion in AUM with more than 200,000 investors worldwide.

Consistent Investment Approach

Only three negative years since Firm's inception.

Proven Expertise

With a history spanning more than three decades, we are one of the leading managers of event-driven investing.

98%

WCM has evaluated more than 10,000 announced transactions, and invested in over 4,500 mergers, acquisitions, and corporate reorganizations, over 98% of which were completed.



Founded in 1980

A Pioneer in Liquid Alternative Investments

 As of June 30, 2020. Past performance is not indicative of future results.

Key Milestones

WCM History Timeline



1980
Westchester Capital Management is Founded.

2004
The Merger Fund VL is launched.

2017
WCM Alternatives: Credit Event Fund is launched.

1989
The Merger Fund® is launched.

2014
WCM Alternatives: Event-Driven Fund is launched.

1980 | 1987 | 1989 | 1996 | 2004 | 2008 | 2008 | 2014 | 2015 2016 | 2017

1996
Offshore hedge fund is launched.

1987
Domestic hedge fund is launched.

2008
Event-Driven Strategy is launched (Sub-advisory).

2015 - 2016
WCM becomes the Sub-Advisor to two Jackson National Asset Management portfolios.

 **Westchester Capital**
M A N A G E M E N T

USD $3.9 billion

As of June 30, 2020

Managing the assets of some of the world's leading institutions and high net worth investors.



$3.5 billion

Merger Arbitrage

The Merger Fund®

The Merger Fund VL

JNL Multi-Manager Alternative Fund (merger arbitrage sleeve)

Private Placements



$351.8 million

Event Driven

WCM Alternatives: Event-Driven Fund

JNL/Westchester Capital Event-Driven Fund



$7.6 million

Credit Event

WCM Alternatives: Credit Event Fund

Investment Solutions

	Merger Arbitrage	**Event Driven**	**Credit Event**
	Invests in worldwide publicly announced mergers, acquisitions, takeovers and other corporate reorganizations.	Focus on investment strategies designed to capture price movements generated by specific corporate events.	An opportunistic fixed income fund diversified across several catalyst-driven, absolute return credit strategies.
INCEPTION	1980 - Hedge Fund 1989 – Mutual Fund	2009 (Sub-Advised Fund) 2014 – Mutual Fund	2009 (via event-driven sleeve) 2017 Mutual Fund
RETURN	Historically, low-mid single digits net of T-bills	Historically, mid-single digits net of T-bills	Historically, mid-high single digits net>T-bills
STANDARD DEVIATION	Historically between 2.5% - 4.5%	Historically between 4% - 6%	Historically between 3% - 5%
CORRELATION (Equities/Fixed Income)	Low/Negative-to-Low	Low/Low	Low/Low
BETA (Equities/Fixed Income)	Less than 0.20/Negative	Less than 0.30/Negative	Low/Less than 0.15
VEHICLES OFFERED	• Mutual Fund (MERFX/MERIX) • IDF (MERVX) • Hedge Fund • Sub-advised Fund	• Mutual Fund (WCERX/WCEIX) • Sub-advised Fund	• Mutual Fund (WCFRX/WCFIX)
POSITIONING	• Cash Enhancement • Fixed Income Diversifier • Alternative/Absolute Return	• Equity Diversifier • Fixed Income Enhancement • Alternative	• Fixed Income Alternative • Fixed Income Diversifier

As of June 30, 2020, updated quarterly. No assurance can be given that the historical return and risk profiles will be achieved. Past performance is not indicative of future results.

Our Approach

While our strategy invests across a variety of event-driven situations, our investment approach can be distinguished from other "event-driven" managers because of our adherence to the following principles:

✓ Invest in publicly announced events	X Invest in illiquid securities
✓ Focus on highly liquid securities	X Speculate on future targets and/or invest on rumor
✓ Take a global approach	
✓ Invest across the capital structure	X Take activist positions
✓ Hedge directional correlation and exposure	X Make directional bets
✓ Focus on absolute returns	X Make valuation bets
✓ Maintain a diversified portfolio	X Take outright long or short positions
✓ Consider late-stage distressed opportunities	X Invest in convergence trades
WE DO	**WE DO NOT**







The Power of the WCM Platform

Strategy Overview

Merger Arbitrage	Event Driven	Credit Event
Since 1989	**Since 2009**	**Since 2018**
Beta to Equities = 0.15	Beta to Equities = 0.24	Beta to Equities = 0.16
Beta to Bonds = 0.00	Beta to Bonds = -0.09	Beta to Bonds = 0.06
Volatility between 2 - 4%	Volatility between 4 - 8%	Volatility between 3 - 6%

Absolute Returns

- **Minimal Historic Correlation to Equities**
- **Positive Correlation to Interest Rates**
- **Negative Historic Correlation to Bonds**

 | As of June 30, 2020, updated quarterly. Past performance is not indicative of future results.

Meet Our Team

Aside from retirement, no investment professional turnover since inception



Roy D. Behren

Managing Member, Portfolio Manager, Member Investment Committee

With Westchester Capital Management since 1994

➢ B.S. Economics, The Wharton School

➢ J.D. University of Miami Law School

➢ LL.M. Corporate law, New York University School of Law



Michael T. Shannon, CFA

Managing Member, Portfolio Manager, Member Investment Committee

With Westchester Capital Management since 1996

➢ B.S. Finance, Boston College

➢ Chartered Financial Analyst

Investor Relations & Business Development	Compliance & Control	Operations	Research	Trading
• Jody Harris-Stern	• Bruce Rubin - COO	• Michael Bauco	• Robert Lynch	• Abraham Cary
• Thomas Macior	• Christopher Colomb	• Stacey Fornabaio	• Steven Tan	• Benjamin Kunofsky
• J.T. Fucigna	• CaSaundra Wu	• Robin Cosgrove	• Michael Corigliano	
• Reny Mathew		• Laura Morgan		



Worldwide Focus

"Go where the deals are"

10,000

WCM has evaluated more than 10,000 announced transactions, and invested in over 4,500 mergers, acquisitions, and corporate reorganizations, over 98% of which were completed.

Past performance is not indicative of future results.

Global Research Partners



US & Foreign Regulatory Counsel



Economic Advisors



US & Foreign Anti-trust Counsel



Political Experts



Industry Consultants



Counterparty Risk Consultants



THE MERGER FUND VL

Overview: The Merger Fund VL

The Merger Fund VL is a global merger arbitrage fund which principally invests in publicly announced mergers, acquisitions, takeovers and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions.

Overview	
Inception	**May 24, 2004**
Absolute Return	**Positive performance in 14 out of 15 years**
Volatility (Standard Deviation)	**Historically between 2% - 4%**
Geographic Focus	**Global**
Liquidity	**Daily valuation, daily liquidity and full transparency**

Investment returns are driven primarily by the outcome of a diversified portfolio of securities related to a specific, catalyst-focused corporate event rather than the direction of the broad equity market.

No assurance can be given that merger arbitrage investing will be successful or that investors will not lose some or all of their capital. Investment results can fluctuate substantially over any given period. Past performance does not guarantee future results.

The Merger Fund VL

Standardized Performance

As of June 30, 2020	YTD	1-YR	3-YR	5-YR	10-YR	Since Inception
The Merger Fund VL	0.18	3.62	4.56	3.32	3.05	4.59
Wilshire Liq Alt Event Driven	-1.15	1.17	1.95	1.26	1.77	2.73
BBgBarc US Agg Bond TR USD	6.14	8.74	5.32	4.30	3.82	4.55
ICE BofAML US 3M Trsy Bill TR USD	0.60	1.63	1.77	1.19	0.64	1.39
US Insurance Market Neutral	-6.07	-3.42	1.93	1.59	—	—

Expense ratios are as of the April 17, 2020 prospectus. The total annual operating expense ratio of the Fund was 2.46%. After applicable fee waivers and expense reimbursements (which will apply until April 30, 2021, unless terminated at an earlier time by the Board of Trustees), total annual operating expenses were 1.94%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%.

Performance data quoted represents past performance; past performance does not guarantee future results. Returns greater than one-year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Average Annual Returns

As of month-end June 30, 2020



Trailing Risk Statistics (3-yr)	Std Dev	Beta	Sharpe Ratio	Sortino Ratio	R2
The Merger Fund VL	3.41	0.11	0.84	1.28	29.03
Wilshire Liq Alt Event Driven	4.28	0.21	0.08	0.10	68.95
ICE BofAML US 3M Trsy Bill	0.22	0.00	0.43	1.57	17.06
US Insurance Market Neutral	6.80	0.32	0.07	0.08	64.24

Time Tested Through Market Cycles

The Merger Fund VL aims for stable and consistent absolute returns regardless of the direction of equity and fixed income markets.

May 24, 2004 – June 30, 2020



POSITIVE PERFORMANCE IN 14 OUT OF 15 YEARS SINCE INCEPTION

Minimizing Drawdowns in Volatile Equity Markets

A look back at 2018



15.00
10.00
5.00
0.00
-5.00
-10.00
-15.00
12/31/2017
1/30/2018
3/1/2018
3/31/2018
4/30/2018
5/30/2018
6/29/2018
7/29/2018
8/28/2018
9/27/2018
10/27/2018
11/26/2018
12/26/2018
The Merger Fund VL
S&P 500 TR USD(1936)

Volatility Matters	MERVX	S&P 500
January 1 – March 31		
Maximum Drawdown (%)	-1.43%	-10.10%
Value of initial $100,000	$98,570	$89,900
August 1 – December 31		
Maximum Drawdown (%)	-1.14%	-19.36%
Value of initial $100,000	$99,860	$80,640

 | Source: Morningstar, WCM. For the period beginning January 1, 2018 – December 31, 2018. Past performance is not indicative of future results.

Q2 2020

YTD through June 30, 2020



Volatility Matters	MERVX	S&P 500
January 1 – June 30, 2020		
Maximum Drawdown	**-9.74%**	**-33.79%**
Value of initial $100,000 at Valley Date	$90,260	$66,210
Drawdown* to current	9.56%	30.71%
Value of initial $100,000 YTD	$98,888	$86,543

Source: Morningstar, WCM. *MERVX drawdown date 3/18/20; S&P 500 drawdown date 3/23/2020. Past performance is not indicative of future results.

Monthly Performance

Monthly, May 2, 2004 – June 30, 2020

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YTD
2020	0.44	-0.35	-2.72	2.43	0.09	0.35							**0.18**
2019	0.70	0.70	0.69	0.43	-0.77	0.87	0.94	0.34	0.42	0.42	0.42	0.84	**6.17**
2018	1.39	1.83	-0.90	-0.09	1.36	1.79	-1.40	0.36	0.89	-0.44	1.68	0.49	**7.09**
2017	0.38	0.28	0.19	0.66	0.47	0.19	0.00	0.00	0.28	0.65	-1.29	0.75	**2.56**
2016	-0.96	0.29	1.54	-0.95	1.34	-0.38	0.38	0.19	0.19	-0.28	0.66	0.43	**2.44**
2015	-0.18	1.66	-0.09	0.09	0.45	-1.17	-0.18	-1.10	-1.30	1.31	-0.46	0.11	**-0.90**
2014	-0.55	1.10	0.09	0.45	1.00	0.81	-0.53	0.89	-1.33	-1.17	0.45	0.18	**1.37**
2013	-0.57	0.19	0.67	0.28	0.09	-0.28	1.04	0.09	0.84	0.74	0.09	0.63	**3.88**
2012	-0.10	0.96	0.28	0.38	-1.51	0.19	0.29	0.95	-0.19	-1.04	1.05	1.26	**2.52**
2011	0.91	0.45	1.61	0.88	0.00	-0.35	-1.66	-2.85	-1.19	2.13	0.82	0.24	**0.87**
2010	0.56	0.74	0.74	-0.27	-1.93	0.84	1.30	0.83	1.18	0.45	0.18	0.59	**5.30**
2009	0.71	-0.50	4.04	1.26	0.77	0.57	0.57	1.13	0.74	0.09	0.55	1.34	**11.80**
2008	-2.61	2.37	-1.51	4.40	3.62	-3.59	2.55	2.68	-3.17	-2.50	0.10	1.85	**3.79**
2007	1.30	1.45	0.42	0.92	1.99	-0.24	-1.55	1.16	0.25	1.31	-4.36	-0.39	**2.11**
2006	2.37	1.96	1.31	0.52	1.29	3.05	0.58	1.55	0.81	0.80	0.08	1.14	**16.55**
2005	0.00	0.09	0.94	0.00	1.31	0.46	1.38	0.72	0.27	-3.67	1.86	1.19	**4.53**
2004	-	-	-	-	-0.40	0.30	-1.40	1.52	0.80	0.79	1.97	2.32	**6.00**

The performance figures shown above are net of all fees and expenses. The performance results portrayed herein reflect the reinvestment of all interest, dividends, and distributions. Discrepancies between totals and sum of individual months are due to rounding. Past performance is not indicative of future results.

Investment Growth

May 24, 2004 (inception) through June 30, 2020



This chart illustrates the performance of a hypothetical $10,000 investment made in MERVX at inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

Beyond The Traditional Balanced Portfolio

By including The Merger Fund VL in a diversified portfolio, investors have the potential to create more efficient portfolios, targeting both steady gains and minimization of drawdowns through up and down markets alike.


The Merger Fund VL has provided positive performance in 14 out of 15 years since inception.

- **Minimal historic correlation** with equities
- **Positive correlation** with interest rates
- **Negative historic correlation** with fixed income

No assurance can be given that merger arbitrage investing will be successful or that investors will not lose some or all of their capital. Investment results can fluctuate substantially over any given period. Past performance is not indicative of future results.

INVESTMENT PROCESS

We seek to provide positive returns in all market environments.

Investment Philosophy



Avoid speculative situations and never invest on rumor

Investment thesis must be fact-based with a defined timeline and expected rate of return.



Invest in highly liquid situations

Sufficient daily-trading volume is needed to support efficient movement into and out of positions



Source high conviction ideas from markets around the globe

A worldwide focus enhances our ability to identify and profit from event-driven opportunities.



Focus on Absolute Returns

Minimize market exposure and maximize compensated risk.

"A core part of our culture at WCM is our emphasis on strong risk control."

-Michael Shannon, CFA, Managing Member & Portfolio Manager

Investment Process

- Fundamentally sound and repeatable
- Commitment to risk management



Idea Generation
Global, publicly announced transactions

Qualitative Research
Identify high probability event-driven situations globally

Quantitative Optimization
Proprietary risk management

Portfolio Construction & Hedging
Position sizing, hedging, and volatility/beta minimization

Ongoing Monitoring
Dynamic monitoring of the risk/reward profile of each investment.

Sell Discipline
Proactive reduction or selling of positions when circumstances warrant..

FOCUS ON RISK-ADJUSTED RETURNS

Idea Generation



If a major corporate event takes place anywhere in the world, we will immediately evaluate, forecast and model it.

Capitalization

Global publicly announced corporate events; typical market capitalization > $350 mm.

Liquidity

Securities with sufficient daily trading volume to support efficient movement into and out of positions.

Regulatory Environment

Only countries with predictable regulatory bodies and legal systems where we have insight.

Qualitative Research



Key factors in our fundamentally-driven, bottom-up research approach.

Avoid directional themes; focus on situations with a "date with destiny."



Strategic Review

Analyze public information regarding the companies in the transaction and the markets in which they compete.

Regulatory Review

Estimate the probabilities of a government antitrust investigation and other regulatory actions and the likely outcomes; monitor litigation by government and private parties.

Scenario and Probability Analysis

Mitigate various potential deal risks such as: transaction termination, deal delay, material adverse changes to either party, shareholder disapproval, tax obligations and financing concerns.

In hostile transactions, analyze target company anti-takeover defenses.

Execution Risk Assessment

Analyze impact of geographical execution cost, local fees, and currency hedging costs on each trade to evaluate the impact on the specific arbitrage spread.



The WCM Edge

Rather than conduct a simple "expected value" analysis, our model incorporates weighted values of alternative outcomes and relative to each other in order to incorporate the "risk" of the investment to outcomes.

Proprietary Quantitative Portfolio Management Tool.

Developed to track hundreds of trades around the world allowing us to evaluate investments with varying characteristics in a consistent manner.

Focused on those trades that we believe provide *the highest reward per unit of risk rather than highest gross returns.*

Quantitative Analysis

- Quantify risk/reward profile
- Evaluate diversification benefit to portfolio
- Quantify effect on portfolio volatility
- Review position and portfolio liquidity
- Conduct stress test and scenario analysis
- Size positions and monitor VAR (Value-at-risk)

Embedded risk analytics include:

- Position size as a percent of AUM
- Forecasted probability of success for each transaction
- Individual risk/reward profile for each transaction
- Potential downside and related VAR calculation (<2%)

The portfolio management tool reflects all current active positions as well as positions that we are tracking for potential future investment.

Value-at-risk (VAR) is a statistical technique used to measure and quantify the level of financial risk within a firm or investment portfolio over a specific time frame.

Portfolio Construction and Monitoring



Our goal is to provide attractive risk-adjusted returns with low relative volatility in virtually all market environments as opposed to the highest returns without regard to risk.

Allocate Capital

Allocate capital based on expected risk-adjusted returns and portfolio volatility:

- Identify position level hedges

- Determine macro hedge overlay

- Opportunistically execute trades to minimize market impact

- Typically 65-85 active situations

Ongoing Monitoring

Actively monitor the progress of each deal; adjust our hedges and position sizes as needed in order to maximize the risk/reward profile

- Research new and ongoing risks

- Constantly review all assumptions

- Top-down de-risking employed at the Portfolio Managers discretion in periods of market distress

Portfolio
Guidelines
(as a % of net assets)

Position Size

Typically < 6%; average position size 1-3%

Deal-break Exposure

Normally seek to limit VAR <2%

Position Liquidity

Typically targeted to 3-5 days trading volume

Sector/Industry Exposure

No more than 25% of portfolio assets

Risk Management

Our goal is to expose our clients only to the risk of deal delay termination rather than directional exposure to interest rate or stock market movements.



1

Deal Hedge

- **Stock-for-Stock transaction**: fully sell short the appropriate number of acquiring company shares that are to be received as consideration for the transaction.

- **Cash Transaction**: given that the dollar value to be received is fixed, we will purchase shares of the target company only.

- **Residual Market or Beta Exposure**: we may hedge through use of macro sector hedges, typically via put option structures.

2

Currency Hedge

- **Foreign Transactions**: For transactions in which the cash consideration is not paid in U.S. dollars, currency exposure is hedged by making forward sales of the currency to be received. The forward sale is timed to settle on the expected date of deal completion.



3

Macro Hedge

- During extreme market conditions there may be increased correlation among theoretically uncorrelated assets. In such situations, the Fund may hold a market hedge, often referred to as a "macro hedge," which is typically structured using index put options or option spreads.

No assurance can be given the hedging strategies will be successful or that investors will not lose some or all of their capital. Investment results can fluctuate substantially over any given period.

Sell Discipline



Avoiding the herd mentality

To minimize potential losses in individual investments our risk management policies lead us to be extremely proactive in reducing their size or selling them all together when circumstances warrant.

> "Be fearful when others are greedy, and greedy when others are fearful."

Warren Buffett
"Buy American. I Am"
NY Times, Op-Ed
October 17, 2008

Arbitrage Spread Narrows

Thesis Changes

Where the risk/reward relationship is no longer favorable

or

We become concerned about the status of a transaction



Meet Our Team

Executive Leadership

Our portfolio management team has worked together for more than 25 years through a variety of market cycles.



Managing Member
Portfolio Manager
Investment Committee

Roy D. Behren

Roy came to WCM in 1994 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliate Westchester Capital Partners, LLC. He was also their Chief Compliance Officer from September 2002 through June 2010. After earning a B.S. in Economics at The Wharton School, he received a J.D. degree from the University of Miami Law School and an LL.M. degree in corporate law from the New York University School of Law. In 1987, he joined the U.S. Securities and Exchange Commission's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM. From 2004 through 2006, Roy served as a member of Redback Networks' Board of Directors and its Audit Committee.

Michael T. Shannon, CFA

Michael joined WCM in 1996 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliate Westchester Capital Partners, LLC. After receiving a B.S. in Finance from Boston College, he started his career at J.P. Morgan in 1988 where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments for eight years. He then joined WCM where he was Director of Research for nine years. After two years as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw & Co., he rejoined WCM in 2006. Mike holds a Chartered Financial Analyst certification and is a member of the New York Society of Security Analysts and the CFA Institute.

Investment Research & Trading



Robert K. Lynch, *Director of Research*
Robert was hired as WCM's Director of Research in May 2005. He graduated from Brown University and received his M.B.A. from Columbia University. Rob started his career in 1999 as a senior risk arbitrage analyst in the equity derivatives group at Société Générale where he spent 13 years. He then spent two years as a Director at Credit Suisse First Boston, where he was the senior analyst on the risk arbitrage proprietary desk prior to joining WCM.



Abraham R. Cary, *Head Trader and Research Analyst, Member Investment Committee*
Abe is WCM's Head Trader, having joined the firm in January 2002. After graduating from Middlebury College with a B.A. in Geography and French, Abe started his career in 1997 with the equity derivatives group at Société Générale where he spent two years as a risk arbitrage trader. He then spent two years as Vice President and Senior Trader on the risk arbitrage desk of Crédit Lyonnais before joining WCM.



Steven V. Tan, *Senior Equity Analyst & Director of Credit Research*
Steven joined WCM as Senior Analyst in January 2012. He graduated from Wesleyan University with a B.A. in Mathematics and Economics, and received his M.B.A. from the Harvard Business School. After graduating from college, Steven started his career in 2000 as a mergers and acquisitions analyst at Dresdner Kleinwort Wasserstein where he spent three years. After graduate school, he was Vice President at Avenue Capital for six years where he was a senior analyst in the Event-driven Group and later in the High Yield and Distressed Group. From 2009 to 2011, he served as a member of the board of directors of Magnachip Semiconductor.

Investment Research & Trading (cont.)



Benjamin E. Kunofsky, *Senior Trader*

Ben started his career at WCM as an Assistant Trader in 2010. Ben graduated from Middlebury College, completing his B.A. in Mathematics and Religion.



Michael Corigliano, *Analyst/Trader*

Michael joined WCM in 2015 as an Analyst/Trader, with broad equity derivatives experience, including a deep expertise in options modeling.   Prior to joining WCM, Michael was an Equity Derivatives Trader at Capstone Investment Advisors from 2007 to 2010. Michael was then a Portfolio Manager at Bell Curve Capital, a derivatives-focused hedge fund, for four years prior to joining WCM. Michael graduated from the University of Pennsylvania's School of Engineering in 2006 cum laude, with a Bachelor of Applied Science. In addition, Michael received a J.D. degree from the Brooklyn Law School in 2019.

Business Management



Bruce Rubin, *Chief Operating Officer & Chief Compliance Officer*
Bruce joined WCM as Chief Operating Officer in 2010. He holds a B.A. from Stanford University and a J.D. from Stanford Law School. Bruce started his career in 1984 practicing law for five years at Willkie Farr & Gallagher. He then held a number of positions at major Wall Street firms, including four years as President and CEO of PaineWebber Properties and three years as CAO at Lightyear Capital, a private equity fund. Prior to joining WCM, Bruce spent five years at Seneca Capital, an event-driven hedge fund, as Chief Operating Officer.



CaSaundra Wu, *Associate Compliance Officer*
CaSaundra joined WCM as Associate Compliance Officer in 2018. She graduated from New York University with a B.A. in Economics. CaSaundra began her career in 2010 and gained experience in compliance at Navigator Money Management and Prologue Capital. Prior to joining WCM she was a Compliance Associate at Trian Partners.



Christopher J. Colomb, *Controller*
Christopher joined WCM in 2017 as Controller. He graduated from UNC-Wilmington with a B.S. in Economics and Finance as well as a Master's degree in Accounting. Christopher spent the first six years of his career at Deloitte serving and managing a variety of clients in various sectors. He then spent two years as a Business Area Controller at Fortress Investment Group LLC which included experiences within the credit hedge funds, credit private equity and traditional asset management businesses. Christopher is also a certified public accountant.

Business Development



Jody Harris-Stern, *Managing Director, Head of Strategic Accounts and Investor Relations*
Jody joined WCM as Director of Business Development in 2010. She received a B.A. from Saint Michael's College in Business and Economics. Jody began her career in 1997 at Zweig Advisers and held a number of positions within the firm over four years. She then spent over eight years in senior management positions at UBS, specializing in business development, marketing and investor relations. Prior to joining WCM, Jody was Chief Marketing Officer at Southridge LLC, a hedge fund in Connecticut.



Thomas Macior, *Managing Director, Head of Business Development*
Tom joined WCM as the Director of Business Development in December 2013. He received his B.A. from the University of Iowa and his M.B.A. in Entrepreneurship and Finance from DePaul University. Tom began his career in sales and marketing at Harris Investment Management. After ten years with Harris, he continued to raise assets for several other firms, including Banc One Investment Advisors, Principal Global Investors and Oakbrook Investments. Most recently, he was a Director at Allianz Global Investors, raising assets in a broad array of disciplines and strategies.

Business Development (cont.)



J.T. Fucigna, *Managing Director, Business Development*
J.T. joined WCM as Managing Director of Business Development in June 2017. He received his B.A. in Political Science and Economics from Boston College and his M.B.A. from the Columbia University Graduate School of Business. J.T. worked over nine years in institutional fixed income sales at the First Boston Corporation and Smith Barney, as well as being a trader at Lehman Brothers. He began his asset management career at Chase Asset Management before spending over 10 years at Merrill Lynch & Co, primarily in the Fund of Hedge Funds unit, holding roles as both a portfolio manager and a senior product specialist. He then spent eight years in US private wealth business development for London based hedge funds Aspect Capital and the Man Group, focusing on relationships with key management, decision makers, and advisors at financial intermediary channels.



Reny Mathew, *Associate Director, Sales and Investor Relations*
Reny joined WCM in 2017 as Associate Director, Sales and Investor Relations. He received a B.S. from the University at Buffalo in Business Administration. Reny began his career in 2004 at Lord Abbett as a sales and business development officer where he spent three years. He then spent ten years in asset raising roles within several other firms, including XTF Global Asset Management and Dreyfus Investments. Prior to joining WCM, Reny was Hybrid Wholesaler at HSBC Global Asset Management. He currently holds the Certified Investment Management Analyst (CIMA®) certification.

Operations and Middle Office



Michael Bauco, *Director of Operations*
Michael joined WCM in 2016 as Director of Operations. He graduated from Western Connecticut State University with a B.A. in Finance. Michael began his career in 2007 at IBM and gained operations experience at hedge funds DKR Capital and Shumway Capital. Prior to joining WCM, Michael spent 5 years at Deimos Asset Management (previously known as Guggenheim Global Trading until 2015).



Laura Morgan, Robin Cosgrove and Stacey Fornabaio , *Associate Operations Manager, Middle Office*
Laura, Robin and Stacey comprise our middle office and operational staff. Stacey has been with Westchester Capital Management since 1996, Robin since 2000 and Laura since 2005. They are an experienced and critical component of our investment management and control infrastructure.

Our Corporate Address:

100 Summit Lake Drive

Valhalla, New York: 10595

USA

Phone: +1 914 741 5600

Fax: +1 914 741 2950

Email: operations@mergerfund.com

www.westchestercapitalfunds.com

Contact Us

Investment Professionals: Sales Support

Managing Director, Head of Strategic Accounts and Investor Relations: Jody Harris-Stern ■ jharris-stern@mergerfund.com

Managing Director, Head of Business Development: Thomas Macior ■ tmacior@mergerfund.com

Managing Director, Business Development: J.T. Fucigna ■ jtfucigna@mergerfund.com

Associate Director, Sales and Investor Relations: Reny Mathew ■ rmathew@mergerfund.com

Disclosures

Before investing in The Merger Fund®, WCM Alternatives: Event-Driven Fund, and/or WCM Alternatives: Credit Event Fund, carefully consider the investment objectives, risks, charges, and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959. Please read the prospectus carefully before investing. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Shares of JNL/Westchester Capital Event Driven Fund are offered to separate accounts of participating life insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Shares of the fund are not offered directly to the public. For a prospectus containing information for any variable annuity or variable life product that invests in the Fund, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Variable annuities are long-term, tax-deferred investments designed for retirement, involve investment risks and may lose value. Earnings are taxable as ordinary income when distributed and may be subject to a 10% federal tax penalty if withdrawn before age 59½. Optional benefit costs are added to the ongoing fees and expenses of the variable annuity.

Variable annuities (VA650, VA660) are issued by Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and in New York (VA650NY, VA660NY) by Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York). Variable annuities are distributed by Jackson National Life Distributors LLC, member FINRA. May not be available in all states and state variations may apply. These products have limitations and restrictions, including withdrawal charges, recapture charges and excess interest adjustments (interest rate adjustments in New York) where applicable. Jackson® issues other annuities with similar features, benefits, limitations, and charges. Contact Jackson for more information. Jackson is the marketing name for Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York.

The Merger Fund®, WCM Alternatives: Event-Driven Fund, and/or WCM Alternatives: Credit Event Fund are distributed by Compass Distributors, LLC.

Disclosures & Definitions

Definitions: All indices are unmanaged and unavailable for direct investment.

S&P 500 is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays U.S. Aggregate Bond Index** represents securities that are SEC-registered, taxable and dollar denominated. The index covers the U.S. investment grade fixed rate bond market, with index components for government and corporate securities, mortgage pass-through securities, and asset-backed securities; **US Insurance Market Neutral** is the Morningstar Category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Funds in this group match the characteristics of their long and short portfolios, keeping factors such as P/E ratios and industry exposure similar. Stock picking, rather than broad market moves, should drive a market-neutral fund's performance. **The Wilshire Liquid Alternative Event Driven Index** measures the performance of the event driven strategy component of the Wilshire Liquid Alternative Index. Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes. **The ICE BofAML US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index; **Beta** is a measure of a stock's volatility in relation to the market. **The Sortino ratio** measures the risk-adjusted return of an investment asset, portfolio, or strategy.; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable. **A maximum drawdown** is the maximum observed loss from a peak to a trough of a portfolio, before a new peak is attained.